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                              May 23, 2022

       George Athanasiadis
       Chief Executive Officer
       Eco Bright Future, Inc.
       1015 Bowsprit Ln.
       Holiday FL 34691

                                                        Re: Eco Bright Future,
Inc.
                                                            Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed May 6, 2022
                                                            File No. 024-11846

       Dear Mr. Athanasiadis:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 1 to Offering Statement on Form 1-A

       General

   1. We note your response to our comment and note that there continue to be discrepancies.
                                                        For example only,
                                                            Please have counsel
revise the legal opinion. We note to that the opinion still refers to 5 million shares
in two places instead of the 50 million reflected on the cover page of the offering
circular and in Item 4 of Part I of the offering statement.
                                                            We note that there
are 85,000,000 shares outstanding to officers and directors based on the cover page;
however, on page 16, you state that the officer only
                                                            holds 84,800,000
shares. It appears that you removed disclosure regarding the holdings of Mr.
Celedon. Please revise to include this disclosure or advise us why it
 George Athanasiadis
Eco Bright Future, Inc.
May 23, 2022
Page 2
           is no longer applicable.
             Please provide the signatures of the majority of your board members. We note that the signature blocks for the executive officers do not reflect the extent to which individuals are signing in their capacities as directors.

       Please contact Stacie Gorman at 202-551-3585 or James Lopez at 202-551-3536 with any other questions.



                                                           Sincerely,
FirstName LastNameGeorge Athanasiadis
                                                           Division of
Corporation Finance
Comapany NameEco Bright Future, Inc.
                                                           Office of Real
Estate & Construction
May 23, 2022 Page 2
cc:       John J. Brannelly, Esq.
FirstName LastName